AB 3/5/03

03013855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 MAIL PROCESSING WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 35871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEWARD,GROVES,RICHARD & WELLS,INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 WEST 44th STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH P. WLOSEK
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JORDAN, MICHAEL, JOSEPH
(Name – *if individual, state last, first, middle name*)

521 FIFTH AVENUE (Address) NEW YORK (City) N.Y. (State) 10175 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/17/03

OATH OR AFFIRMATION

I, KENNETH P. WLOSEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEWARD, GROVES, RICHARD, & WELLS, INC., as of 12-31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2007

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175 (212) 292-4444

Board of Directors,

Seward,Groves,Richard & Wells,Inc.

We have audited the accompanying statement of financial condition of Seward,Groves, Richard & Wells,Inc., as of December 31, 2002, and the related statements of income,retained earnings,cash flow, changes in stockholders equity and net capital computation for the year then ended. These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining,on a test basis,evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management,as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seward,Groves, Richard & Wells,Inc., as of December 31, 2002, and results of its operations and its cash flow for the year the ended in conformity with generally accepted accounting principles.

Michael J. Jordan
Certified Public Accountant

February 19, 2003

SEWARD,GROVES,RICHARD & WELLS,INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
CASH & CASH EQUIVALENTS	$15,905	
TOTAL CURRENT ASSETS		$15,905
OTHER ASSESTS		
INVESTMENTS		3,300
TOTAL ASSETS		$19,205

LIABILITIES & STOCKHOLDERS EQUITY

LIABILITIES		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE & ACCRUED TAXES	$5,902	
TOTAL CURRENT LIABILITIES		$5,902
STOCKHOLDERS EQUITY		
CAPITAL STOCK		
COMMON STOCK - 1000 SHARES ISSUED AND OUTSTANDING	19,000	
PAID IN CAPITAL	5,000	
RETAINED EARNINGS (DEFICIT)	(10,697)	
TOTAL STOCKHOLDERS EQUITY		13,303
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		$19,205

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD, GROVES, RICHARD & WELLS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME		
CONCESSIONS	$ 87,830	
INTEREST	12,824	
OTHER	5,544	
		$106,198
EXPENSES		
COMMISSIONS	91,911	
TRAVEL & ENTERTAINMENT	5,125	
PROFESSIONAL SERVICES	1,550	
BANK CHARGES	98	
CORPORATE TAXES	2,300	
GENERAL CHARGES	454	
NASD FEES	1,609	103,047
NET GAIN		$ 3,151
RETAINED EARNINGS (DEFICIT) AT JANUARY 1, 2002		(13,848)
RETAINED EARNINGS (DEFICIT) AT DECEMBER 31, 2002		$(10,697)

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD, GROVES, RICHARD & WELLS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES:	
NET GAIN	$3,151
CHANGES IN THE CURRENT ACCOUNTS:	
NET (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES	(3,290)
CASH FLOW FROM OPERATING ACTIVITIES	(139)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR, 1-1-02	16,044
CASH AND CASH EQUIVALENTS AT END OF YEAR, 12-31-02	$15,905

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD,GROVES,RICHARD & WELLS,INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE ON STOCKHOLDERS EQUITY AT DECEMBER 31,2001	$ 10,152
NET GAIN FOR THE YEAR ENDED DECEMBER 31, 2002	3,151
BALANCE IN STOCKHOLDERS EQUITY AT DECEMBER 31, 2002	$ 13,303

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD,GROVES,RICHARD & WELLS,INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Significant Accounting Policies:

NOTE 1 Seward,Groves,Richard & Wells,Inc. is a securities broker-dealer licensed and qualified to transact business under the Securities and Exchange Act of 1934. the company acts as a broker-deater in the sale of interest of direct participation programs. Commission income is recorded ten days after the later of (1) the closing of the offering or (2) the receipt of gross proceeds by the partnership firm units sold by Seward,Groves,Richard and Wells,Inc.

2 Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Cash Segregated Under Federal Regulation
Pursuant to the Securities and Exchange Commission's Rule 15c3-3 SGRW must calculate the reserve requirement and segregate cash and/ or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirements calculated by SGR&W was $-0- at December 31, 2002.

4 Cash Flows.
For the purposes of the statement of cash flows, SGR&W considers all liquid investments with a maturity of three months or less to be cash equivalents.

SEWARD,GROVES,RICHARD & WELLS,INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS AT DECEMBER 31, 2002

NET CAPITAL	
Total Stockholder's Equity	$13,303
LESS: NON ALLOWABLE ASSETS	3,300
Net capital before haircuts on security positions	$10,003
NET CAPITAL	$10,003
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	$ 5,902
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net Capital requirement-greater of 6 2/3% indebtedness or $5,000-	$ 5,000
Excess net capital	$ 5,003
Excess net capital if 1,000%(net capital less 10% of aggregated indebtedness)	$ 9,412
Ratio: Aggregate indebtedness to net capital	.59 to 1

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175
(212) 292-4444

February 19, 2003

Board of Directors
Seward,Groves,Richard & Wells,Inc.

Gentlemen:

There were no material differences in the reconciliation of the audit computation of Net Capital and the corresponding Focus Part IIA

Sincerely,

Michael J. Jordan,C.P.A.

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175 (212) 292-4444

February 19,2003

Board of Directors
Seward,Groves,Richard & Wells,Inc.

RE: <u>Independent Auditor's Report on Internal</u> Accounting Control Required by SEC Rule 17a-5

Gentlemen:

We have examined the consolidated financial statements of Seward,Groves, Richard & Wells,Inc.,for the year ended December 31, 2002, and have issued a report thereon dated February 19,2003. As part of our examination, we made a study and evaluation of the company's system of internal accounting control, to the extent we considered necessary,to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature,timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility,estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted principles.

Our study and evaluation made for the limited purpose described in the first paragraph, would not necessary disclose all the material weaknesses in the system. Accordingly,we do not express an opinion on the system of internal accounting control of Seward,Groves,Richard & Wells,Inc., taken as a whole. Howerever,our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the NASD,or the Securities & Exchange Commission and should not be used for any other purpose

Sincerely,

Michael J. Jordan,C.P.A.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 35871 [8011]

Firm ID: 17963

1. Name of Broker Dealer: SEWARD, GROVES, RICHARD & WELL [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053] Phone: ______ [8057]

Name: ______ [8054] Phone: ______ [8058]

Name: ______ [8055] Phone: ______ [8059]

Name: ______ [8056] Phone: ______ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ● [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ● [8074]

5. Respondent makes markets in the following securities:
   (a) equity securities Yes ○ No ● [8075]
   (b) municipals Yes ○ No ● [8076]
   (c) other debt instruments Yes ○ No ● [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ● [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ● [8079]

8. Respondent carries its own public accounts: Yes ○ No ● [8084]

9. Respondent's total number of public customer accounts:

   (carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	[8080]
	(b)	Omnibus accounts	[8081]
0.		Respondent clears its public customer and/or proprietary accounts:	Yes ○ No ● [8085]
1.		Respondent clears its public customer accounts in the following manner:	
	(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
	(b)	Self Clearing	☐ [8087]
	(c)	Omnibus	☐ [8088]
	(d)	Introducing	☐ [8089]
	(e)	Other	☐ [8090]
	(f)	Not Applicable	☑ [8091]
12.	(a)	Respondent maintains membership(s) on national securities exchange(s):	Yes ○ No ● [8100]
	(b)	Names of national securities exchange(s) in which respondent maintains memberships:	
	(1)	American	☐ [8120]
	(2)	Boston	☐ [8121]
	(3)	CBOE	☐ [8122]
	(4)	Midwest	☐ [8123]
	(5)	New York	☐ [8124]
	(6)	Philadelphia	☐ [8125]
	(7)	Pacific Coast	☐ [8126]
	(8)	Other	☐ [8129]
13.		Employees:	
	(a)	Number of full-time employees	2 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	2 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]
16.		Number of respondent's public customer transactions:	N/A 0
			Actual ○ Estimate ○
	(a)	equity securities transactions effected on a national securities exchange	[8107]
	(b)	equity securities transactions effected other than on a national securities exchange	[8108]
	(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17.	Respondent is a member of the Securities Investor Protection Corporation	Yes (X) No ( ) [8111]
18.	Number of branch officies operated by respondent	0 [8112]
19. (a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (X) [8130]
(b)	Name of parent or affiliate	[8131]
(c)	Type of institution	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (X) [8113]
21. (a)	Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (X) [8114]
(b)	Name of parent	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ( ) No (X) [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (X) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]